UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Empire Resorts, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   292052 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Concord Associates, L.P.
                             c/o Cappelli Enterprises, Inc.
                             115 Stevens Avenue
                             Valhalla, NY 10595
                             Attention: Louis R. Cappelli

                             With a copy to:

                             Herrick, Feinstein LLP
                             2 Park Avenue
                             New York, NY 10016
                             Attention: Stephen M. Rathkopf, Esq.


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 30, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292052 10 7
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1.   Name of Reporting Persons: Concord Associates, L.P.

     I.R.S. Identification Nos. of above persons (entities only): 13-4008929
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares                       ---------------------------------------------------
Bene-ficially by             8.   Shared Voting Power:      5,188,913 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,188,913 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     16.48% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     PN
--------------------------------------------------------------------------------

(1) Includes the option to purchase 5,188,813 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

(2) Based upon a total of 31,494,166 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,305,253 shares of Common Stock outstanding as of November 10, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and
     (ii) 5,188,913 shares of Common Stock which are subject to the Option.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Convention Hotels, Inc.

     I.R.S. Identification Nos. of above persons (entities only): 13-4040188
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares                       ---------------------------------------------------
Bene-ficially by             8.   Shared Voting Power:      5,188,913 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,188,913 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     16.48% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     CO, HC
--------------------------------------------------------------------------------

(1) Includes the option to purchase 5,188,813 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

(2) Based upon a total of 31,494,166 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,305,253 shares of Common Stock outstanding as of November 10, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and
     (ii) 5,188,913 shares of Common Stock which are subject to the Option.

CUSIP No. 292052 10 7
--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Catskill Resort Group LLC

     I.R.S. Identification Nos. of above persons (entities only): 13-4109858
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds:

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     New York
--------------------------------------------------------------------------------
Number of                    7.   Sole Voting Power:        0
Shares                       ---------------------------------------------------
Bene-ficially by             8.   Shared Voting Power:      5,188,913 shares (1)
Owned by Each                ---------------------------------------------------
Reporting                    9.   Sole Dispositive Power:   0
Person With                  ---------------------------------------------------
                             10.  Shared Dispositive Power: 5,188,913 shares (1)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     5,188,913 shares (1)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):

     16.48% (2)
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions):

     OO, HC
--------------------------------------------------------------------------------

(1) Includes the option to purchase 5,188,813 shares of Common Stock at $7.50 per share ("Option") which was granted by Empire Resorts, Inc. to Concord Associates, L.P. pursuant to the terms and provisions of the Stock Option Agreement, dated November 12, 2004, by and between Empire Resorts, Inc. and Concord Associates, L.P., as amended by Amendment No. 1 to Option Agreement, dated as of March 3, 2005 by and between Empire Resorts, Inc. and Concord Associates, L.P.

(2) Based upon a total of 31,494,166 shares of Common Stock which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,305,253 shares of Common Stock outstanding as of November 10, 2005 as reported in Empire Resorts, Inc.'s Quarterly Report on Form 10-Q for the period ended September 30, 2005 and
     (ii) 5,188,913 shares of Common Stock which are subject to the Option.

This amendment No. 1 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on August 30, 2005 by Concord Associates, L.P., a New York limited partnership ("Concord Associates"), Convention Hotels, Inc., a New York corporation ("Convention Hotels") and Catskill Resort Group LLC, a New York limited liability company ("Catskill Resort Group"). This amendment to the Schedule 13D relates to the common stock ("Common Stock"), par value $.01 per share, of Empire Resorts, Inc., a Delaware corporation ("Empire" or "Issuer"). The following amendments to the Schedule 13D are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         Item 4 of the Schedule 13D is hereby supplemented by the following:

On December 30, 2005, Empire Resorts, Inc., Concord Associates L.P. and Sullivan Resorts LLC ("Sullivan Resorts") entered into a letter agreement terminating the Agreement and Plan of Merger and Contribution among Empire, Concord Associates and Sullivan Resorts, dated as of March 3, 2005, and setting forth the certain agreements among the parties with respect to the Option (the "Termination Agreement").

Item 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

(a) As of the date hereof, the Reporting Persons have the following interest in the securities of Empire: Concord Associates holds the Option. As a result, Concord Associates may be deemed to beneficially own an aggregate of 16.48% of Empire's Common Stock (which is calculated based upon a total of 31,494,166 shares of Common Stock and which, pursuant to Rule 13d-3(d)(1), consists of (i) 26,305,253 shares of Common Stock outstanding as of November 10, 2005 as reported in Empire's Quarterly Report on Form 10-Q for the period ended September 30, 2005 and (ii) 5,188,913 shares of Common Stock which are subject to the Option).

(b) The Reporting Persons have the shared power to dispose or direct the disposition of 5,188,913 shares of Common Stock which are subject to the Option.

(c) There have been no purchases or sales of Empire's Common Stock by the Reporting Persons, or other persons identified in Item 2(a) above, within the last sixty (60) days.

(d) Except as set forth herein, no person other than each respective owner referred to herein of Empire's Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

1. The Termination Agreement is hereby incorporated by reference into this
Item 6.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1. Letter Agreement between Empire Resorts, Inc., Concord Associates, L.P. and Sullivan Resorts LLC, dated December 30, 2005.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2005
                                       CONCORD ASSOCIATES, L.P.

                                       By: Convention Hotels, Inc.,
                                           as General Partner


                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2005
                                       CONVENTION HOTELS, INC.


                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli, President

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 30, 2005
                                       CATSKILL RESORT GROUP, LLC

                                       By: Cappelli Resorts, LLC,
                                           as Managing Member


                                           By: /s/ LOUIS R. CAPPELLI
                                               ---------------------------------
                                               Louis R. Cappelli, President


                                       By: Melville-Catskill, LLC,
                                           as Managing Member

                                           By: Reckson Strategic Venture
                                               Partners, LLC, as Managing Member

                                               By: /s/ SCOTT RECHLER
                                                   -----------------------------
                                                   Scott Rechler, President

                                                                [Execution Copy]

                     Concord Associates Limited Partnership
                              Sullivan Resorts LLC
                             c/o 115 Stevens Avenue
                            Valhalla, New York 10595

December 30, 2005

Empire Resorts, Inc.
c/o Monticello Raceway
Route 17B
Monticello, New York 12701

Re: Merger Agreement and Option Agreement
    -------------------------------------

         This is to formalize our agreement with respect to the Agreement and Plan of Merger and Contribution, dated as of March 3, 2005 (the "Merger Agreement") and the Stock Option Agreement, dated as of November 12, 2004, as amended (the "Option Agreement"). Capitalized terms used in this letter agreement and not defined herein shall have the same meanings as are set forth in the Option Agreement.

         The parties hereby agree that the Merger Agreement is terminated by mutual consent of the parties, effective on the date of this letter agreement. Notwithstanding anything in the Merger Agreement or any related agreement to the contrary, no party shall have any liability or obligation to any other party in respect of the Merger Agreement or any related agreement except in connection with the Option Agreement as set forth herein.

         The parties hereby agree that clause (ii) of Section 2(b) of the Option Agreement shall be amended to read, in its entirety, "December 29, 2006". Notwithstanding anything to the contrary in the Option Agreement, the anti-dilution provisions of Section 3(b) of the Option Agreement shall not be applicable to the first 5 million shares of Issuer's common stock issued in 2006 (individually or in the aggregate), but the anti- dilution provisions in such
Section 3(b) shall be applicable to any other issuances of Issuer's common stock, as provided therein. Empire hereby further confirms that (a) the Option and the Option Agreement remain in full force and effect, (b) they represent valid and binding obligations of Empire, enforceable in accordance with their terms, (c) an Exercise Event has occurred, and (d) Grantee shall be entitled to exercise the Option from and after the date hereof in accordance with the terms of the Option Agreement. The parties hereby agree that the Option Agreement is hereby amended to the extent necessary to give effect to the foregoing.

         This letter agreement may be executed in counterparts and faxed signatures shall be deemed valid and binding.

                                       Very truly yours,

                                       CONCORD ASSOCIATES LIMITED PARTNERSHIP

                                       By: Convention Hotels, Inc.,
                                           as general partner

                                       By: /s/ LOUIS R. CAPPELLI
                                           -------------------------------------
                                           Louis R. Cappelli, President


                                       SULLIVAN RESORTS LLC

                                       By: Catskill Resort Group, LLC,
                                           as managing member

                                           By: Cappelli Resorts LLC
                                               as managing member

                                               By: /s/ LOUIS R. CAPPELLI
                                                   -----------------------------
                                                   Louis R. Cappelli,
                                                   Managing Member


                                       By: Melville-Catskill LLC,
                                           as Managing Member

                                           By: Reckson Strategic Venture
                                               Partners, LLC
                                               as managing member

                                           By: /s/ SCOTT RECHLER
                                               ---------------------------------
                                               Scott Rechler,
                                               Authorized Signatory


Acknowledged and Agreed
to as of December 30, 2005

Empire Resorts, Inc.


By: __________________________.
    Name:
    Title:

                                       Very truly yours,

                                       CONCORD ASSOCIATES LIMITED PARTNERSHIP

                                       By: Convention Hotels, Inc.,
                                           as general partner

                                       By:
                                           -------------------------------------
                                           Louis R. Cappelli, President


                                       SULLIVAN RESORTS LLC

                                       By: Catskill Resort Group, LLC,
                                           as managing member

                                           By: Cappelli Resorts LLC
                                               as managing member

                                               By:
                                                   -----------------------------
                                                   Louis R. Cappelli,
                                                   Managing Member


                                       By: Melville-Catskill LLC,
                                           as Managing Member

                                           By: Reckson Strategic Venture
                                               Partners, LLC
                                               as managing member

                                           By:
                                               ---------------------------------
                                               Scott Rechler,
                                               Authorized Signatory


Acknowledged and Agreed
to as of December 30, 2005

Empire Resorts, Inc.

By: /s/ DAVID P. HANLON
    -----------------------------
    Name:  David P. Hanlon
    Title: President, CEO